EXHIBIT 8.01

                       September 28, 1994




Board of Directors
Kirschner Medical Corporation.
9690 Deereco Road
Timonium, Maryland  21093

Board of Directors
Biomet, Inc.
P.O. Box 587
Airport Industrial Park
Warsaw, Indiana 46581-0587

Board of Directors
Kirschner Acquisition Corp.
P.O. Box 587
Airport Industrial Park
Warsaw, Indiana  46581-0587

          Re:  Certain Federal Income Tax Consequences of
               Acquisition of
               Kirschner Medical Corporation


Ladies and Gentlemen:

          In accordance with your request, we provide the following analysis and opinions relating to certain federal income tax consequences of the transaction whereby Kirschner Medical Corporation ("Kirschner") will merge with and into Kirschner Acquisition Corp. ("KAC"), a wholly-owned subsidiary of Biomet, Inc. ("Biomet"), and the outstanding shares of Kirschner will be cancelled and converted into cash and Common Shares of Biomet (the "Acquisition").

          Our analysis and the opinions set forth herein are based upon facts as set forth in that certain Agreement and Plan of Merger dated July 16, 1994, as amended by the First Amendment thereto dated as of September 15, 1994 (the "Merger Agreement"), involving Kirschner, KAC and Biomet. Our opinions are also based on the facts set forth in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on September 15, 1994, as amended by pre-effective Amendment No. 1 thereto filed on the date hereof (the "Registration Statement"), certain written representations to us from Kirschner, KAC and Biomet in letters of even date herewith, and certain written representations to us in letters from the persons who are the Kirschner shareholders holding at least 5% of Kirschner's issued and outstanding stock. The facts contained in the above-referenced documents are incorporated herein by reference as the operative facts underlying the tax opinions set forth herein. One of our key assumptions for purposes of this letter is that the facts set forth in those documents are accurate on the date of this analysis and remain accurate to the date of the closing of the Acquisition, and are otherwise true, complete, and correct. Any change or inaccuracy in such facts may adversely affect our opinions.

          We have acted as special counsel to Kirschner in connection with the Merger Agreement and the transactions contemplated thereby and are rendering this opinion to Kirschner, KAC and Biomet at the request of Kirschner and Biomet. In rendering this opinion, we have examined such documents, laws, regulations and other legal matters as we have considered necessary or appropriate for purposes of the opinions expressed herein. We have not made any independent investigation in rendering this opinion other than as described herein.

          Our opinions are based upon the Internal Revenue Code of 1986, as amended (the "Code"), as of the date hereof and currently applicable Treasury Regulations promulgated under the Code (including proposed Treasury Regulations), published administrative positions of the Internal Revenue Service in revenue rulings and revenue procedures, and judicial decisions. Such legal authorities are all subject to change, either prospectively or retroactively. No assurance can be provided as to the effect of any such change upon our opinions.

          The opinions set forth herein have no binding effect on the Internal Revenue Service or the courts. No assurance can be given that, if contested, a court would agree with the opinions set forth herein. The opinions set forth herein represent rather our best legal judgment as to the likely outcome of the issues addressed herein if such issues were litigated.

          In the case of a transaction as complex as the Acquisition, many federal, state and local income and other tax consequences arise. We have been asked only to address the issues specifically set forth below. No opinion is expressed regarding any other issues.


          This letter is being issued solely for your benefit and for the benefit of the Kirschner shareholders as of the date of the Acquisition. It may not be relied upon by any other person without our prior written consent.

          Our opinions regarding the Acquisition are as follows:

          1. Provided that the proposed merger of Kirschner with and into KAC qualifies under state law as a merger, it is our opinion that the Acquisition will qualify as a reorganization within the meaning of Section 368(a)(1)(A) and
Section 368(a)(2)(D) of the Code. Accordingly, Kirschner, Biomet and KAC each will be a party to a reorganization. However, the percentage of consideration for the Acquisition of Kirschner consisting of Biomet common stock does not meet the guidelines of the Internal Revenue Service for an advance ruling that the Acquisition qualifies as a reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code.

          The percentage of Acquisition consideration consisting of acquiror stock is important for the "continuity of interest" requirement for qualification as a reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code. For rulings purposes, the Internal Revenue Service traditionally has required that at least 50% of the consideration be in the form of stock. This rulings benchmark is not a legal test, however. Some of the decided cases have found the existence of a qualifying reorganization even when the stock percentage was below 40% of the total consideration. See John A. Nelson Co. v. Helvering, 296 U.S. 374 (1935), in which a mixture of 38% preferred stock and 62% cash was found sufficient to satisfy the continuity of interest requirement. Our opinion is based on the case law, rather than the rulings guidelines.

          Failure to satisfy the advance rulings guidelines for continuity of interest may increase the likelihood that the Internal Revenue Service will question whether the Acquisition qualifies under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code. The Internal Revenue Service is more likely to challenge such a transaction, which could lead to scrutiny of the Acquisition by the courts. Although we believe that the eventual outcome of such a process more likely than not would be favorable, the course of litigation is inherently difficult to predict, and consequently there can be no guarantee of a favorable outcome.

          Of particular importance to our opinion on this issue is the representation to us that, as of the date of the Acquisition, at least 40% of the merger consideration (by value) will be composed of Biomet common stock. In addition, it is a condition to our opinion that Kirschner shareholders who receive Biomet common stock in the Acquisition do not, at the time of the Acquisition, have a present plan or intention to dispose of the Biomet common stock received by them in the Acquisition. We have received written representations letters from each of those persons who owns 5% or more of the issued and outstanding Kirschner shares that they have no present plan or intention to sell, exchange or otherwise dispose of the shares of Biomet stock to be received in the Acquisition. Such parties have also represented that they have no knowledge of a present plan or intention of any other Kirschner shareholders to sell, exchange or otherwise dispose of a number of Biomet shares received in the Acquisition that would reduce the aggregate Kirschner shareholders' ownership of Biomet to a number of shares having a value, as of the date of the Acquisition, of less than 40% of the value of all of the formerly outstanding stock of Kirschner as of the same date. Based in part on these representations, we assume for purposes of this opinion that the Kirschner shareholders will continue to hold the Biomet shares received in the Acquisition for a sufficient time and in sufficient amounts to satisfy the continuity of interest requirement.

          In its representations letter to us, Biomet has stated that it has no plan or intention to reacquire any of its stock issued in the Acquisition. However, Biomet also has represented that it may repurchase its own stock in transactions on the open market and in privately negotiated transactions. Biomet has also represented to us that it will not purchase shares in privately negotiated transactions from any person it has reason to know received Biomet shares in the Acquisition. In the event Biomet makes purchases of its shares, and if it reacquires some or all of its stock issued in the Acquisition, the Internal Revenue Service may take the position that there is sufficient interconnection between the Acquisition and such repurchases to justify treating the merger consideration as consisting of Biomet stock in a percentage of less than 40%. This opinion letter assumes that no Biomet shares issued in the Acquisition will be reacquired by Biomet until the Kirschner shareholders have held their Biomet shares received in the Acquisition long enough to satisfy the continuity of interest requirement.

          For purposes of our opinion only, we have made the assumption that the shares of Kirschner purchased by Biomet and/or KAC from Figgie International in August of 1994 are counted as if they were shares of Kirschner acquired for cash in the Acquisition under the so-called "step transactions" doctrine. It is our understanding that, at the time of the purchase of such shares from Figgie International, there were many conditions that would have to be satisfied in order for the Acquisition to take place and that the Acquisition was not substantially certain to close at that point. Therefore, our assumption regarding application of the "step transactions" doctrine to such purchase is solely for purposes of this letter and is not an opinion that such doctrine actually does apply to this case.

          Based on the foregoing, it is our opinion that the Acquisition will satisfy the continuity of interest requirement. In the event that the Acquisition does not satisfy the continuity of interest requirement for a reorganization or otherwise fails to qualify under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code, the opinions set forth below would not be applicable.

          2. No gain or loss will be recognized by Kirschner upon the transfer of substantially all of its assets to KAC in exchange for Biomet common stock, cash, and the assumption of Kirschner's liabilities by KAC.

          3.   No gain or loss will be recognized by either
Biomet or KAC upon the acquisition by KAC of substantially all of the assets of Kirschner in exchange for Biomet common stock, cash, and the assumption of Kirschner's liabilities.

          4. The basis of the assets of Kirschner acquired by KAC will be the same in the hands of KAC as the basis of such assets in the hands of Kirschner immediately prior to the Acquisition.

          5. The holding period of the assets of Kirschner received by KAC will, in each instance, include the period for which such assets were held by Kirschner.

          6. KAC will take into account as of the date of the Acquisition, the items of Kirschner described in Section 381(c) of the Code, subject to the conditions and limitations of Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

          7. No gain or loss will be recognized by the shareholders of Kirschner upon the exchange of Kirschner stock solely for Biomet common stock.

          8. The basis of the Biomet common stock received by the shareholders of Kirschner who receive solely Biomet common stock in the Acquisition will be the same as the basis of the Kirschner stock surrendered in exchange therefor.

          9. If a Kirschner shareholder receives both Biomet stock and cash in exchange for Kirschner common stock, gain (if any) will be recognized in an amount not in excess of the amount of cash received. If the exchange has the effect of a dividend, then the amount recognized that is not in excess of the shareholder's ratable share of the accumulated earnings and profits of Kirschner will be treated as a dividend. The remainder (if any) of the gain recognized will be treated as gain from the sale or exchange of property. The determination of whether the exchange has the effect of a distribution of a dividend will be made on a shareholder-by-shareholder basis (subject to application of the ownership attribution rules of Section 318 of the Code) in accordance with the principles of the Supreme Court's decision in Clark v. Commissioner, 89-1 U.S.T.C. Paragraph 9230 (Sup. Ct. 1989). No loss will be recognized.

          10. The basis of the Biomet stock to be received by a Kirschner shareholder who also receives cash will be the same as the basis of the Kirschner stock surrendered in exchange therefor, decreased by the amount of cash received and increased by the amount that is treated as a dividend (if any) and by the amount of gain recognized on the exchange (not including any portion of such gain which was treated as a dividend).

          11. The holding period of the Biomet common stock received by a Kirschner shareholder will include such shareholder's holding period for the Kirschner common stock surrendered therefor, provided such Kirschner common stock is a capital asset in the hands of that shareholder of Kirschner on the date of the Acquisition.

          12. Where a Kirschner shareholder receives solely cash in exchange for his or her Kirschner common stock, such cash will be treated as having been received by the shareholder as a distribution in redemption of his or her shares of Kirschner, subject to the provisions and limitations of Section 302 of the Code.

          13. Where a shareholder of Kirschner dissents to the Acquisition and receives solely cash in exchange for his or her Kirschner stock, such cash will be treated as having been received by the shareholder as a distribution in redemption of his or her stock subject to the provisions and limitations of
Section 302 of the Code.

          14. The payment of cash in lieu of fractional shares of Biomet common stock will be treated as if the fractional shares were distributed as part of the Acquisition exchange and then were redeemed by Biomet. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed under the rules of Section 302 of the Code.

          We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and the references to our name under the captions "Prospectus Summary," "The Merger--Terms of the Merger Agreement," "The Merger--Federal Income Tax Consequences of the Merger," and "Legal Matters" in the Prospectus included in the Registration Statement.

                              Very truly yours,